FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001 -56
NIRE 35.300.089.901

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON JULY 6, 2009

1. DATE AND VENUE: On July 6, 2009 at 5:00 PM, at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, no. 3142.

2. CALL NOTICE: A Call Notice was published in the ”Diário Oficial do Estado de São Paulo, Empresarial” on June 19, 20 and 23, 2009, on pages, 25, 19 and 33,respectively, and in the Valor Econômico newspaper on June 19, 22 and 23, 2009, on pages A11, B9, and B9 respectively.

3. QUORUM: Shareholders representing over two-thirds of voting stock, in accordance with the signatures found in the respective Shareholders’ Attendance Book, and thus it was evidenced that there was a legal quorum in order to hold the Meeting.

4. THE PRESIDING BOARD: Chairman: Abilio dos Santos Diniz, Secretary: André Haddad Rizk..

5. AGENDA: Resolve on (a) the acquisition by Mandala Empreendimentos e Participações S.A. (“Mandala”), the subsidiary of Companhia Brasileira de Distribuição (“CBD or Company“), of 86,962,965 non-par, registered, common shares representing 70.2421% of the total and voting capital of Globex Utilidades S.A. (“Globex”), owned by the controlling shareholders of Globex; (b) the launch of a tender offer by Mandala for the acquisition of shares issued by Globex held by non-controlling shareholders; (c) the change of the name of preferred shares under the ticker symbol PCAR4 to Class A preferred shares; (d) the creation of the Company’s Class B preferred shares; (e) the increase of the Company’s capital stock in the amount of at least R$496,193,960.00 and at most R$664,361,840.00, by exclusively issuing Class B preferred shares; and (f) the amendment to articles 4, paragraph 3, Article 5, paragraphs 1, 2 and 3, article 6, heading, and article 35, item V, section ‘c’, of the Company’s By-Laws, as well as the inclusion of paragraphs 4 and 5 in article 5.

6. SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting unanimously voted, with the abstention of those legally barred:

6.1. Approved Proposal of the Executive Officers Committee (“Diretoria”) of June 18, 2009, referring to the acquisition, by Mandala, of 86,962,965 non-par, registered, common shares, representing 70.2421% of the total and voting capital stock of Globex, pursuant to the abovementioned proposal and in accordance with the Share Purchase Agreement entered into on June 7, 2009 (“Agreement”).

6.2. Approved Proposal of the Executive Officers Committee (“Diretoria”) of June 18, 2009, referring to the realization by Mandala, of public tender offer for the acquisition of shares issued by Globex held shareholders other than the controlling shareholders, pursuant to article 254-A, Law 6,404/76, and CVM Rule 361/02, for R$7.59 per share, corresponding to 80% of the price to be paid to controlling shareholders, of which R$3.44 per share paid in cash, and R$4.15 per share paid in one installment, in the 4th anniversary of the effective date of the acquisition of shares representing Globex’s control and subsequent transfer to Mandala, restated according to the CDI variation, in the period between the 60th day after the execution date of the Agreement and the date of its effective payment, pro rata temporis.

6.3. Approved Proposal of the Executive Officers Committee (“Diretoria”) of June 18, 2009, referring to the change on the name of existing preferred shares, under ticker symbol PCAR4, into Class A preferred shares, without altering their rights, which, as of July 7, 2009, will be traded under ticker symbol PCAR5 (the “Class A Preferred Shares”).

6.4. Approved Proposal of the Executive Officers Committee (“Diretoria”) of June 18, 2009, referring to the creation of the Company’s Class B preferred shares, not entitled to vote, non-registered, which entitle the holders to (i) annual fixed dividend of R$0.01 per share, and (ii) preemptive right in the reimbursement in the event of CBD is liquidated (the “Class B Preferred Shares”). Class B Preferred Shares cannot be traded, sold, granted, disposed of or transferred, directly or indirectly, either in stock exchange or through private operations.

6.5. Approved the Company’s capital stock increase, in the amount of R$664,361,840.00, by exclusively issuing Class B Preferred Shares in the amount of 16,609,046 Class B Preferred Shares, at the issue price of R$40.00 per share, defined according to item I, paragraph 1, article 170 of Law 6,404/76. Eventual excess of non-subscribed shares will be apportioned among the shareholders entitled to them, pursuant item ‘b’, paragraph 7, article 171, of the Brazilian Corporation Law, five (5) business days after the disclosure of the excess. The Company can partially ratify the capital increase, respecting the minimum amount of R$496,193,960.00, which corresponds to 12,404,849 Class B Preferred Shares.

     6.5. (a).Class B Preferred Shares are mandatorily converted into Class A Preferred Shares according to the following schedule, where Class A Preferred Shares resulting from the conversion of Class B Preferred Shares will be entitled to the same rights as the other outstanding Class A Preferred Shares, in effect at the time of each conversion, including the total payment of dividends, interest on own capital and eventual capital remunerations that might be declared by the Company as of the date of each conversion:

(i)	32% of the total of Class B Preferred Shares issued will be converted within five (5) consecutive days, as of the date of the capital increase ratification then approved;

(ii)	28% of the total of Class B Preferred Shares issued will be converted on January 7, 2010, which corresponds to a six (6)-month period, as of the business day after this Meeting was held;

(iii)	20% of the total of Class B Preferred Shares issued will be converted on July 7, 2010, which corresponds to a twelve-month period, as of the business day after this Meeting was held; and

(iv)	20% of the totality of Class B Preferred Shares issued will be converted on January 7, 2011, which corresponds to an eighteen (18)-month period, as of the business day after this Meeting was held.

     6.5. (b). Current Company’s shareholders will be ensured a forty-five (45)-day term for the preemptive right for the subscription of Class B Preferred Shares, upon the payment in cash, in domestic currency.

     6.5. (c). For payment purposes of Class B Preferred Shares then issued, the Company will accept credits held by Globex’s shareholders against Mandala, from the installment deriving from the purchase price of their respective shares, according to Proposal of the Executive Officers Committee of June 18, 2009.

6.6. Approved Proposal of the Executive Officers Committee (“Diretoria”) of June 18, 2009, to amend paragraph 3 of article 4 of the Company’s By-Laws, due to the creation of a new class of preferred shares.

     6.6. (a). Due to the resolution approved in item 6.6 above, article 4, paragraph 3 of the Company’s By-Laws will be in effect considering the wording below:

“Article 4. (...)
Paragraph 3 – Shareholders can, at any time, convert common shares into Class A preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.”

6.7. Approved Proposal of the Executive Officers Committee (“Diretoria”) of June 18, 2009, to amend paragraphs 1, 2 and 3 of article 5 of the Company’s By-Laws, as well as include paragraphs 4 and 5, also due to the creation of a new class of preferred shares.

     6.7. (a). Due to the resolution approved on item 6.7 above, paragraphs 1, 2, 3, 4 and 5 of article 5 of the Company’s By-Laws will be in effect considering the wording:

“Article 5. (...) First Paragraph - The Class A preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per 1 (one ) Class A preferred share, on a non- cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each Class A preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the Class A preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The Class B preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company; and

b) receipt of a minimum annual dividend in the amount of R$ 0.01 (one cent of Real) per 1 (one) Class B preferred share.

Third Paragraph – The Class B Preferred Shares will be converted into Class A Preferred Shares, at the one to one ratio, observing the following schedule: (i)thirty-two per cent (32%) of the total of Class B Preferred Shares will be converted into Class A Preferred Shares within Five (5) consecutive days of the ratification of the capital stock increase approved at the Extraordinary General Meeting held on July 6, 2009; (ii) twenty-eight per cent (28%) of the total of Class B Preferred Shares will be converted into Class A Preferred Shares Shares on January 7, 2010, which corresponds to six (6) months as of the first business day after the Extraordinary General Meeting held on July 6, 2009; (iii)twenty per cent (20%) of the total of Class B Preferred Shares will be converted into Class A Preferred Shares on July 7, 2010, which corresponds to twelve (12) months as of the first business day after the Extraordinary General Meeting held on July 6, 2009; and (iv) twenty per cent (20%) of the total of Class B Preferred Shares will be converted into Class A Preferred Shares on January 7, 2011, which corresponds to eighteen (18) months as of the first business day after the Extraordinary General Meeting held on July 6, 2009.

Fourth Paragraph - The Class A and Class B preferred shares shall have no voting rights.

Fifth Paragraph - The class A and class B preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of 3 (three) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.”

6.8. Approved Proposal of the Executive Officers Committee (“Diretoria”) of June 18, 2009, to change the heading of article 6 of the Company’s By-Laws.

6.8.(a). Due to the resolution approved in item 6.8 above, the heading of article 6 of the Company’s By-Laws will be in effect considering the new wording:

“Article 6. The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws up to the limit of 400,000,000 (four hundred million) shares, through issuance of new class A common or preferred shares, with due regard to the limit established in article 5 above.”

6.9. Approved Proposal of the Executive Officers Committee (“Diretoria”) of June 18, 2009, to change item “c”, IV, heading of article 35 of the Company’s By-Laws.

6.9.(a). Due to the resolution approved in item 6.9 above, item “c”, IV, heading of article 35 of the Company’s By-Laws will be in effect considering the new wording:

“Article 35. Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:
(...)
IV. the remaining net profits shall have the following destination:
(...)

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein.”

7. DOCUMENTS FILED: (a) Call Notice; e (b) Executive Officers’ Proposal.

8. CLOSING: There being nothing else to discuss, the meeting was adjourned, these minutes were drawn up in the summary format, which, after being read, approved and found in compliance was signed by all attending shareholders. São Paulo, July 6, 2009. Signatures: Abilio dos Santos Diniz – Chairman; André Haddad Rizk – Secretary.

Attending members: (i) Wilkes Participações S.A., on its behalf and as holder of voting rights of Sudaco Participações Ltda. and Casino Guichard Perrachon (represented by Marise Rieger Salzano and Juan Javier Bordaberry Herran); (ii) Ascese FIA, DYC FIA, Dynamo Beton FIA, Dynamo Cougar FIA, Dybra FIA, TNAD FIA and FPRV Dyn Uirapuru FIA Previdenciário, by its representative Dynamo Administração de Recursos Ltda. (by Mario Coelho Joppert); and (iii) Dynamo Brasil I LLC, Dynamo Brasil II LLC, Dynamo Brasil III LLC, Dynamo Brasil IV LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VII LLC and Dynamo Brasil VIII LLC, by its manager Dynamo Internacional Gestão de Recursos Ltda. (by Mario Coelho Joppert); and (iv) representing the management of Companhia Brasileira de Distribuição, Mr. Enéas César Pestana Neto, Executive Vice-President, and of its Fiscal Council, its Chairman, Mr. Miguel Gherrize.

This is a free English translation of the original minutes in Portuguese.

André Haddad Rizk

Secretary

Attorney’s visa:

Marcelo Acerbi de Almeida
OAB/SP n. 248.546

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 07, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.